Exhibit 11
Computation of Per Share Earnings

	Three Months Ended				Nine Months Ended
	July 31,				July 31,
	2007		2006		2007		2006
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$5,163	$5,163	$3,802	$3,802	$15,239	$15,239	$10,764	$10,764

Weighted-average shares
outstanding	6,379	6,379	6,308	6,308	6,379	6,379	6,308	6,308

Dilutive effect of stock options	--	61	--	84	--	56	--	85
	6,379	6,440	6,308	6,392	6,379	6,435	6,308	6,393

Income per common share	$0.81	$0.80	$0.60	$0.59	$2.39	$2.37	$1.71	$1.68